August 11, 2025

Steven C. Poling
Assistant Secretary
Mercedes-Benz Trust Leasing LLC
Mercedes-Benz Vehicle Trust
35555 W. Twelve Mile Road
Suite 100
Farmington Hills, Michigan 48331

       Re: Mercedes-Benz Trust Leasing LLC
           Mercedes-Benz Vehicle Trust
           Registration Statement on Form SF-3
           Filed July 14, 2025
           File Nos. 333-288660 and 333-288660-01
Dear Steven C. Poling:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 August 11, 2025
Page 2

Form of Prospectus
Risk Factors
Leased vehicle losses may be affected disproportionately because of geographic concentration of the leases, page 35

2. We note your disclosure regarding the risks associated with concentrations of leases in particular geographic areas. Please confirm that if 10% or more of the leases are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.
Adverse events with respect to MBFS USA, its affiliates or third party servicers to whom
MBFS USA outsources its activities may affect..., page 38

3. We note your disclosure that adverse events may impact MBFS USA's obligation to repurchase certain leases that do not comply with representations and warranties made by MBFS USA under the transaction agreements, resulting in potential losses to investors. Please confirm that you will provide information regarding MBFS USA's financial condition, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Please refer to Items 1104(f), 1108(b)(4), and 1110(c) of
       Regulation AB, as applicable.
MBFS USA
Securitization Program, page 71

4. We note your disclosure about MBFS USA's experience specifically as sponsor of its securitization program. Please also describe MBFS USA's experience as servicer.
       Refer to Item 1108(b)(2) of Regulation AB.
Credit Risk Retention, page 146

5. We note your bracketed disclosure regarding the eligible horizontal residual interest option under Regulation RR. Please revise as necessary to clarify that any retained horizontal interest will equal at least five percent of the fair value of all ABS interests issued in the securitization, consistent with your descriptions of the combination vertical and horizontal interest option and the eligible vertical interest option. Refer to
       Rule 4(a)(2) of Regulation RR.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 11, 2025
Page 3



       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Structured
Finance